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SECURI 09056472 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GARRY PIERCE FINANCIAL SERVICES, LLP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1929 N WASHINGTON ST
(No. and Street)

BISMARCK (City) — ND (State) — 58501 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARRY PIERCE — 701-222-3017 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EIDE BAILLY LLP
(Name – *if individual, state last, first, middle name*)

PO BOX 1914 (Address) — BISMARCK (City) — ND (State) — 58502 (Zip Code)

SEC Mail Processing Section
FEB 24 2009
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, GARRY PIERCE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GARRY PIERCE FINANCIAL SERVICES, LLP, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of North Dakota
County of Burleigh
On this 14th day of January 2009 before me personally appeared ~~Garry~~ Garry Pierce known to me to be the person who is described in and who executed the within instrument and acknowledged to me that that person executed the same

Judy Kudrna
Notary Public

Garry Pierce
Signature

General Partner
Title

JUDY KUDRNA
Notary Public
State of North Dakota
My Commission Expires September 12, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARRY PIERCE FINANCIAL SERVICES, LLP

FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

GARRY PIERCE FINANCIAL SERVICES, LLP

Table of Contents

EideBailly
CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

Garry Pierce Financial Services, LLP
Bismarck, North Dakota

We have audited the accompanying balance sheets of **Garry Pierce Financial Services, LLP** (a limited liability partnership) as of December 31, 2008 and 2007, and the related statements of operations, partners' equity, and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Garry Pierce Financial Services, LLP** as of December 31, 2008 and 2007and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Eide Bailly LLP

Bismarck, North Dakota
February 6, 2009

1050 E. Interstate Ave. ▮ P.O. Box 1914 ▮ Bismarck, ND 58502-1914 ▮ Phone 701.255.1091 ▮ Fax 701.224.1582 ▮ EOE

GARRY PIERCE FINANCIAL SERVICES, LLP
BALANCE SHEETS
DECEMBER 31, 2008

	2008	2007
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 32,702	$ 76,440
Accounts receivable	700	-
Total current assets	33,402	76,440
EQUIPMENT AND FIXTURES, at cost,	8,996	9,271
Less accumulated depreciation	5,612	4,519
Net equipment and fixtures	3,384	4,752
Total assets	$ 36,786	$ 81,192
PARTNERS' EQUITY		
PARTNERS' EQUITY	$ 36,786	$ 81,192

See Notes to Financial Statements

GARRY PIERCE FINANCIAL SERVICES, LLP
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2008

	2008	2007
COMMISSIONS REVENUES	$ 58,599	$ 125,451
INVESTMENT INCOME	784	1,363
OTHER INCOME	-	35,022
Total gross revenues	59,383	161,836
GENERAL AND ADMINISTRATIVE EXPENSES		
Pension expense	27,021	8,220
Rent	5,400	5,400
Professional services	3,763	3,525
Office supplies	1,805	2,898
Telephone	1,766	1,679
Depreciation	1,368	864
Other	1,259	1,316
Fees	1,205	1,530
Insurance	352	352
Dues and subscriptions	250	460
Repairs and maintenance	100	1,275
Total expenses	44,289	27,519
INCOME FROM OPERATIONS	15,094	134,317
OTHER INCOME AND EXPENSE		
Realized gain on sale of securities available for sale	-	1,961
Net earnings	$ 15,094	$ 136,278

GARRY PIERCE FINANCIAL SERVICES, LLP
STATEMENTS OF PARTNERS' EQUITY
YEARS ENDED DECEMBER 31, 2008

	Partners' Equity	Comprehensive Income	Partners' Equity
BALANCE - DECEMBER 31, 2006	$ 48,914	$ 2,578	$ 51,492
Comprehensive income			
Net earnings	136,278		136,278
Less reclassification adjustment for gains included in net earnings		(2,578)	(2,578)
Total comprehensive income			133,700
Partner draws	(104,000)	-	(104,000)
BALANCE - DECEMBER 31, 2007	81,192	-	81,192
Net earnings	15,094	-	15,094
Partner draws	(59,500)	-	(59,500)
BALANCE - DECEMBER 31, 2008	$ 36,786	$ -	$ 36,786

See Notes to Financial Statements

GARRY PIERCE FINANCIAL SERVICES, LLP
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net earnings	$ 15,094	$ 136,278
Adjustments to reconcile change in net earnings to net cash from operating activities		
Depreciation	1,368	864
Realized gain on sale of securities available for sale	-	(1,961)
Changes in assets and liabilities		
Accounts receivable	(700)	3,500
NET CASH FROM OPERATING ACTIVITIES	15,762	138,681
CASH FLOWS FROM (USED FOR) INVESTING ACTIVITY		
Proceeds from sale of securities available for sale	-	23,806
Purchase of equipment and fixtures	-	(4,881)
NET CASH FROM INVESTING ACTIVITIES	-	18,925
CASH FLOWS USED FOR FINANCING ACTIVITY		
Partner draws	(59,500)	(104,000)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(43,738)	53,606
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	76,440	22,834
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 32,702	$ 76,440

See Notes to Financial Statements

NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Garry Pierce Financial Services, LLP (Company) is organized as a limited liability partnership under the laws of the State of North Dakota and shall continue in perpetuity unless dissolved or terminated at an earlier date. The Company operates as a broker/dealer in securities under the Securities Exchange Act of 1934 providing sales of investment companies, variable annuity contracts and real estate investment trusts on an application-way basis. The Company operates one site in Bismarck, North Dakota. The majority of the Company's revenues are generated from sales to residents of North Dakota.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company does not maintain margin accounts, does not hold funds or securities for customers and promptly transmits all customer funds and securities connected with the Company's brokerage activities.

Basis of Accounting

Commission revenue and commission expense are recognized on a trade date basis.

Cash and Cash Equivalents

The Company considers temporary, highly liquid investments to be cash equivalents.

Accounts Receivable

Accounts receivable result from commissions earned on sales of investments. Commissions are received monthly from the related investments.

Personal Assets and Liabilities

In accordance with the generally accepted method of presenting financial statements of partnerships, the financial statements do not include the personal assets and liabilities of the partners, including their obligations for income taxes on the net income of the company or their right to a refund based on its net loss.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

Depreciation is computed on the straight-line method using estimated useful lives of five to seven years.

(continued on next page)

Income Taxes

Federal and state income taxes are not payable by, or provided for, the partnership. Partners are taxed individually on their share of partnership earnings. Partnership net revenue is allocated to the partners in accordance with their ownership percentages.

In July 2006, Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes,* (FIN No. 48) was issued. Subsequent to its original issuance, the effective date of its implementation for nonpublic enterprises has been deferred, and is currently deferred for nonpublic entities until years beginning after December 15, 2008. The Company has elected to defer implementation of FIN No. 48, as allowable.

The Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities, as defined by FIN No. 48.

Advertising

Costs for advertising are expensed as incurred.

NOTE 2 - CONCENTRATION OF CREDIT RISK

As of December 31, 2008 and 2007, respectively, approximately 54% and 85% of the Company's earned revenues were generated from commissions associated with transactions of INREIT Real Estate Investment Trust Shares. INREIT Real Estate Investment Trust Shares is a real estate investment trust with properties located throughout the upper Midwest.

As of December 31, 2008, approximately 35% of the Company's earned revenues were generated from commissions associated with transactions of Inland American Real Estate Investment Trust, Inc. Inland American Real Estate Trust, Inc. is a real estate investment trust with properties located in the United States and Canada.

NOTE 3 - RESERVE REQUIREMENTS

The Company is exempt from Securities and Exchanges Commission Rule 15c3-3 under section (k)(2)(A) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

NOTE 4 - OPERATING LEASE

The Company leases office space under an operating lease agreement which expires December 31, 2009. Rent expense totaled $5,400 per year for 2008 and 2007.

(continued on next page)

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2008 and 2007, the Company had the following net capital:

	2008	2007
Net capital	**$ 32,702**	$ 76,440
Excess net capital	**$ 27,702**	$ 71,440
Aggregate indebtedness ratio	**.00 to 1**	.00 to 1

The Securities and Exchange Commission has adopted certain amendments to its Net Capital Rule requiring increased minimum net capital for brokers and dealers in securities. The Company is still subject to a $5,000 minimum net capital requirement. The Company is also subject to the requirements that if aggregate indebtedness multiplied by 6-2/3 percent is higher, the minimum net capital would be increased to the higher amount.

NOTE 6 - PARTNERS' EQUITY

Partners	Ownership Percentages
Garry G. Pierce	95%
Karen M. Pierce	5%
	100%

NOTE 7 - PENSION EXPENSE

The Company has a simplified plan where contributions are made at the discretion of the owners.

GARRY PIERCE FINANCIAL SERVICES, LLP

SUPPLEMENTARY INFORMATION

GARRY PIERCE FINANCIAL SERVICES, LLP
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934
YEAR ENDED DECEMBER 31, 2008

	Schedule I
NET CAPITAL	
Total partner's equity from the statement of financial condition	$ 36,786
Deductions	
Nonallowable assets:	
Haircuts on securities	-
Commissions receivable	(700)
Fixed assets	(3,384)
Net capital	$ 32,702
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required - higher of 6-2/3% times aggregate indebtedness or $5,000	$ 5,000
Excess net capital	$ 27,702
Excess net capital at 1,000% (Net capital less 10% of total aggregate indebtedness)	$ 32,702
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness included in the statement of financial condition	$ -
Ratio of aggregate indebtedness to net capital	.00 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital per Part II of Form X-17A-5, as originally filed	$ 32,702
Adjustments	-
	$ 32,702
Total aggregate indebtedness per Part II of Form X-17A-5, as originally filed	$ -
Adjustments	-
	$ -

GARRY PIERCE FINANCIAL SERVICES, LLP
CLAIM OF EXEMPTION FROM RULE 15c3-3
YEARS ENDED DECEMBER 31, 2008

The Company claims exemption from Rule 15c3-3 under Sections 15c3-3(k)(2)(i), and therefore a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

Garry Pierce Financial Services, LLP
Bismarck, North Dakota

In planning and performing our audit of the financial statements and supplemental schedule of **Garry Pierce Financial Services, LLP** (the Company), for the year ended December 31, 2008 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Bismarck, North Dakota
February 6, 2009